Exhibit 99.1

Scotiabank sadly acknowledges the passing of Board Member Alexis E. Rovzar de la Torre

TORONTO, Jan. 10, 2012 /CNW/ - With sadness Scotiabank today acknowledged the death of Alexis E. Rovzar de la Torre, member of the Board of Directors of Scotiabank.

Mr. Rovzar de la Torre, a career lawyer, joined the Board of Directors in 2005 and sat on the Audit and Conduct Review Committee and Corporate Governance and Pension Committee.

"Alexis was a dedicated member who brought his considerable professional experience to the Board and truly embodied the community spirit through his commitment to philanthropy," said John T. Mayberry, Chairman of the Board of Directors of Scotiabank. "On behalf of the Board I would like to express our condolences to his family during this difficult time."

"Alexis contributed to Scotiabank's international strategy and brought his extensive understanding of Latin America to provide sound guidance to Scotiabank," said Rick Waugh, President and CEO of Scotiabank. "I would like to express gratitude on behalf of Scotiabank for Mr. Rovzar's hard work and send our deepest sympathies to his family and many friends."

Mr. Rovzar de la Torre passed away on January 7th in Mexico.

About Scotiabank

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 75,000 employees, Scotiabank Group and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets above $575 billion (as at October 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

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For further information:

For media inquiries: Ann DeRabbie, Scotiabank Media Communications, 416-933-1344, ann.derabbie@scotiabank.com

CO: Scotiabank

CNW 14:09e 10-JAN-12